UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)

                           CARMIKE CINEMAS, INC.

------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.03 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 143436400
               --------------------------------------------
                               (CUSIP Number)

                             BEN I. ADLER, ESQ.
                            GOLDMAN, SACHS & CO.
                              85 BROAD STREET
                             NEW YORK, NY 10004
                               (212) 902-1000
               --------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               AUGUST 3, 2004
               --------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 2 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GOLDMAN, SACHS & CO.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [x]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 NEW YORK

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              351,593
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            351,593
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 351,593*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.9%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 BD-PN-IA

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 351,249 shares to 344 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be less than 0.1%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 3 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              351,593
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            351,593
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 351,593*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.9%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 HC-CO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 351,249 shares to 344 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be less than 0.1%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 4 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              242,250
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            242,250
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 242,250*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.0%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 242,250 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 5 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III OFFSHORE, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 CAYMAN ISLANDS

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              59,432
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            59,432
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 59,432*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.5%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 59,432 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 6 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS ADVISORS III, L.L.C.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              301,682
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            301,682
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 301,682*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.5%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 301,682 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 7 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP (with limitation of liability)

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 GERMANY

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              14,443
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            14,443
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 14,443*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 14,443 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 8 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GOLDMAN, SACHS & CO. OHG

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 GERMANY

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              14,443
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            14,443
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 14,443*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 14,443 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 9 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BRIDGE STREET FUND 1998, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              15,597
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            15,597
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 15,597*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 15,597 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 10 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 STONE STREET FUND 1998, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC

------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              19,527
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            19,527
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 19,527*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.2%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 19,527 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 11 of 25 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 STONE STREET 1998, L.L.C.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              35,124
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            35,124
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 35,124*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.3%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 35,124 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

          This Amendment No. 4, filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("Stone 1998"), Bridge Street Fund 1998, L.P. ("Bridge 1998" and, together with GS Capital III, GS Offshore, GS Germany and Stone 1998, the "Limited Partnerships"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 1998, L.L.C. ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, Stone L.L.C., GS oHG, GS Advisors and the Limited Partnerships, the "Filing Persons")1, amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on October 8, 1999 (as amended by Amendment No. 1 filed on February 8, 2002, Amendment No. 2 filed on February 2, 2004 and Amendment No. 3 filed on February 12, 2004, the "Schedule 13D") relating to the Class A common stock, par value $.03 per share (the "Class A Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


------------------------

(1) Nether the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended by amending Schedules I, II-A-i, II-A-ii, II-C-i and III hereto to read in their entirety as attached hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following at the end thereof:

          On August 3, 2004, the Limited Partnerships entered into an Underwriting Agreement (the "August 2004 Underwriting Agreement") with the Company, the other selling stockholders listed in Schedule II to the August 2004 Underwriting Agreement (together with the Limited Partnerships, the "August 2004 Selling Stockholders") and Goldman Sachs, as representative of the several underwriters listed in Schedule I to the August 2004 Underwriting Agreement (Goldman Sachs and such other underwriters, collectively, the "August 2004 Underwriters"). The August 2004 Underwriting Agreement provides for purchases by the August 2004 Underwriters from the August 2004 Selling Stockholders of 4,332,415 shares of Class A Common Stock (collectively, the "August 2004 Initial Sale"). Of the 4,332,415 shares of Class A Common Stock to be sold by the August 2004 Selling Stockholders in the August 2004 Initial Sale, the Limited Partnerships have agreed to sell, in the aggregate, 2,341,663 shares. In addition, pursuant to the August 2004 Underwriting Agreement, the August 2004 Selling Stockholders granted the August 2004 Underwriters an option, exercisable within 30 days after the date of the August 2004 Underwriting Agreement, to purchase an additional 649,836 shares of Class A Common Stock at the same purchase price per share for the purpose of covering over-allotments (the "August 2004 Over-Allotment Option"). Of the 649,836 shares of Class A Common Stock to be sold by the August 2004 Selling Stockholders upon the exercise in full by the August 2004 Underwriters of the August 2004 Over-Allotment Option, the Limited Partnerships have agreed to sell, in the aggregate, 351,249 shares. Pursuant to the final prospectus (the "August 2004 Offering Prospectus") filed by the Company on August 4, 2004 (the "August 2004 Offering Prospectus Date") pursuant to Rule 424 of the Securities Act, the public offering price in the public offering of Class A Common Stock by the Company is $33.00 per share and the underwriting discount is $1.485 per share. Pursuant to the August 2004 Underwriting Agreement, the August 2004 Underwriters agreed to purchase shares of Class A Common Stock in the August 2004 Initial Sale and upon exercise of the August 2004 Over-Allotment Option at a price per share of $31.515 (which is net of underwriting discounts and commissions). The August 2004 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the August 2004 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2004 Underwriting Agreement, a copy of which is filed as Exhibit 99.18 hereto.

          Pursuant to the August 2004 Underwriting Agreement, the Limited Partnerships have agreed to sell an aggregate of 2,692,912 shares of Class A Common Stock to the August 2004 Underwriters, consisting of (i) an aggregate of 2,341,663 shares of Class A Common Stock to be sold upon consummation of the August 2004 Initial Sale and (ii) an aggregate of 351,249 shares of Class A Common Stock to be sold upon exercise in full by the August 2004 Underwriters of the August 2004 Over-Allotment Option, in each case, at a price per share of $31.515 (which is net of underwriting discounts and commissions), for an aggregate amount of $84,867,121.69 (which consists of $73,797,509.45 that will be received by the Limited Partnerships upon consummation of the August 2004 Initial Sale and $11,069,612.24 that would be received by the Limited Partnerships if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full). The consummation of the August 2004 Initial Sale is expected to occur on August 9, 2004 (the "August 2004 Initial Sale Closing Date") as reported by the Company in the August 2004 Offering Prospectus.

          The Filing Persons have been advised that Richard A. Friedman and Elizabeth C. Fascitelli (two of GS Capital III's three designees on the Company's Board of Directors) intend to resign from the Company's Board of Directors, effective as of the August 2004 Initial Sale Closing Date.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a)-(e) are hereby amended in their entirety as follows:

          (a) Based on information reported by the Company in the August 2004 Offering Prospectus, assuming that the August 2004 Initial Sale is consummated on August 9, 2004, there will be 12,152,622 shares of Class A Common Stock outstanding as of the close of business on August 9, 2004.

          As of August 9, 2004, GS Capital III may be deemed to beneficially own 242,250 shares of Class A Common Stock, representing approximately 2.0% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Capital III will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, GS Offshore may be deemed to beneficially own 59,432 shares of Class A Common Stock, representing approximately 0.5% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Offshore will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, may be deemed to beneficially own 301,682 shares of Class A Common Stock, representing approximately 2.5% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, GS Germany may be deemed to beneficially own, and its managing partner, GS oHG, may be deemed to beneficially own, an aggregate of 14,443 shares of Class A Common Stock, representing approximately 0.1% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Germany will no longer be deemed to beneficially own, and its managing partner, GS oHG, will no longer be deemed to beneficially own, any shares of Class A Common Stock.

          As of August 9, 2004, Bridge 1998 may be deemed to beneficially own 15,597 shares of Class A Common Stock, representing approximately 0.1% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Bridge 1998 will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, Stone 1998 may be deemed to beneficially own 19,527 shares of Class A Common Stock, representing approximately 0.2% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Stone 1998 will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to beneficially own 35,124 shares of Class A Common Stock, representing approximately 0.3% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Stone L.L.C. will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of August 9, 2004, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 351,593 shares of Class A Common Stock, consisting of (i) 351,249 shares of Class A Common Stock that may be deemed to be beneficially owned by the Limited Partnerships as described above and (ii) 344 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing approximately 2.9% of the shares of Class A Common Stock outstanding as of August 9, 2004, assuming consummation of the August 2004 Initial Sale on such date; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 344 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing less than 0.1% of the shares of Class A Common Stock outstanding as of August 9, 2004. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

          In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, may be deemed to beneficially own any shares of Class A Common Stock as of August 9, 2004 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Class A Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 11 above.

          (c) No transactions in the shares of Class A Common Stock were effected by any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following at the end thereof:

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

          Lock-Up Agreement. In connection with the August 2004 Initial Sale, the Company, its executive officers and directors and the August 2004 Selling Stockholders have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from the August 2004 Offering Prospectus Date and continuing to and including the date that is 90 days after the August 2004 Offering Prospectus Date, without the prior written consent of Goldman Sachs as representative of the August 2004 Underwriters (the "August 2004 Lock-Up Agreement"). The foregoing description of the August 2004 Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2004 Lock-Up Agreement, the form of which is filed as Exhibit 99.19 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to add the following at the end thereof:

Exhibit 99.18 Underwriting Agreement, dated August 3, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in
               Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in
               Schedule I thereto.

Exhibit 99.19  Form of Lock-Up Agreement.

Exhibit 99.20 Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co.

Exhibit 99.21 Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 99.22 Power of Attorney, dated August 5, 2004, relating to GS Capital Partners III, L.P.

Exhibit 99.23 Power of Attorney, dated August 4, 2004, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.24 Power of Attorney, dated August 4, 2004, relating to GS Advisors III, L.L.C.

Exhibit 99.25 Power of Attorney, dated August 5, 2004, relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 99.26 Power of Attorney, dated August 5, 2004, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.27 Power of Attorney, dated August 5, 2004, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.28 Power of Attorney, dated August 5, 2004, relating to Stone Street Fund 1998, L.P.

Exhibit 99.29 Power of Attorney, dated August 5, 2004, relating to Stone Street 1998, L.L.C.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          August 5, 2004

                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    THE GOLDMAN SACHS GROUP, INC.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS ADVISORS III, L.L.C.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III GERMANY
                                    CIVIL LAW PARTNERSHIP (with
                                    limitation of liability)

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GOLDMAN, SACHS & CO. oHG

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    STONE STREET FUND 1998, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    BRIDGE STREET FUND 1998, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    STONE STREET 1998, L.L.C.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                  EXHIBITS

Exhibit 99.18 Underwriting Agreement, dated August 3, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in
               Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in
               Schedule I thereto.

Exhibit 99.19  Form of Lock-Up Agreement.

Exhibit 99.20 Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co.

Exhibit 99.21 Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 99.22 Power of Attorney, dated August 5, 2004, relating to GS Capital Partners III, L.P.

Exhibit 99.23 Power of Attorney, dated August 4, 2004, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.24 Power of Attorney, dated August 4, 2004, relating to GS Advisors III, L.L.C.

Exhibit 99.25 Power of Attorney, dated August 5, 2004, relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 99.26 Power of Attorney, dated August 5, 2004, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.27 Power of Attorney, dated August 5, 2004, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.28 Power of Attorney, dated August 5, 2004, relating to Stone Street Fund 1998, L.P.

Exhibit 99.29 Power of Attorney, dated August 5, 2004, relating to Stone Street 1998, L.L.C.

                                 SCHEDULE I
                                 ----------

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom, and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                                Present Principal Occupation

--------------------------------------------------------------------------------

Henry M. Paulson, Jr.       Chairman and Chief Executive Officer of The
                            Goldman Sachs Group, Inc.

Lloyd C. Blankfein          President and Chief Operating Officer of The
                            Goldman Sachs Group, Inc.

Lord Browne of Madingley    Group Chief Executive of BP plc

John H. Bryan               Retired Chairman and Chief Executive Officer
                            of Sara Lee Corporation

Claes Dahlback              Nonexecutive Chairman of Investor AB

William W. George           Retired Chairman and Chief Executive Officer
                            of Medtronic, Inc.

James A. Johnson            Vice Chairman of Perseus, L.L.C.

Lois D. Juliber             Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy             Chairman of the Board, President and Chief
                            Executive Officer of The Allstate Corporation

Ruth J. Simmons             President of Brown University

                              SCHEDULE II-A-i
                              ---------------

          The name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of each of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Hughes B. Lepic is a citizen of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


    Name                      Position                     Present Principal Occupation
---------------------         ------------------           ---------------------------------
Richard A. Friedman           President                    Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President               Managing Director of Goldman, Sachs & Co
Terence M. O'Toole            Vice President               Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Vice President               Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Vice President               Managing Director of Goldman Sachs International
Esta E. Stecher               Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra              Vice President               Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Vice President               Managing Director of Goldman, Sachs & Co.
Steven M. Bunson              Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli       Treasurer                    Managing Director of Goldman, Sachs & Co.
David M. Weil                 Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
David J. Greenwald            Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic               Vice President               Managing Director of Goldman Sachs International
Russell E. Makowsky           Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Vice President               Managing Director of Goldman Sachs International
Joseph P. DiSabato            Vice President               Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President               Managing Director of Goldman, Sachs & Co.
Atul Kapur                    Vice President               Managing Director of Goldman Sachs International
Ben I. Adler                  Vice President               Managing Director of Goldman, Sachs & Co.
Melina E. Higgins             Vice President               Managing Director of Goldman, Sachs & Co.
Adrian M. Jones               Vice President               Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale           Vice President               Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss             Vice President               Vice President of Goldman, Sachs & Co.
John E. Bowman                Vice President               Vice President of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole            Assistant Secretary          Vice President of Goldman, Sachs & Co.
Matthew E. Tropp              Assistant Secretary          Vice President of Goldman, Sachs & Co.
Mary Nee                      Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin               Vice President               Executive Director of Goldman Sachs International


                              SCHEDULE II-A-ii
                              ----------------

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors III, L.L.C., are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom.

         Name               Present Principal Occupation
------------------------------------------------------------
Peter M. Sacerdote          Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman         Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman         Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole          Managing Director of Goldman, Sachs & Co.
Gene T. Sykes               Managing Director of Goldman, Sachs & Co.
Henry Cornell               Managing Director of Goldman, Sachs & Co.
Robert V. Delaney           Advisory Director of Goldman, Sachs & Co.
Richard S. Sharp            Managing Director of Goldman Sachs International
Sanjeev K. Mehra            Managing Director of Goldman, Sachs & Co.
Muneer A. Satter            Managing Director of Goldman, Sachs & Co.
Peter G. Sachs              Senior Director of The Goldman Sachs Group, Inc.

                              SCHEDULE II-C-i
                              ---------------

          The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

          The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Hughes B. Lepic is a citizen of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


     Name                      Positions                       Present Principal Occupation
----------------------         ---------------------           ------------------------------
Peter M. Sacerdote             Chairman/President              Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                 Vice President                  Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman            Vice President                  Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Vice President                  Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Vice President                  Managing Director of Goldman, Sachs & Co.
Henry Cornell                  Vice President                  Managing Director of Goldman, Sachs & Co.
Richard S. Sharp               Vice President                  Managing Director of Goldman Sachs International
Esta E. Stecher                Vice President/ Assistant       Managing Director of Goldman, Sachs & Co.
                               Secretary
Sanjeev K. Mehra               Vice President/Treasurer        Managing Director of Goldman, Sachs & Co.
Muneer A. Satter               Vice President                  Managing Director of Goldman, Sachs & Co.
Steven M. Bunson               Assistant Secretary             Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli        Vice President                  Managing Director of Goldman, Sachs & Co.
David M. Weil                  Assistant Treasurer             Managing Director of Goldman, Sachs & Co.
David J. Greenwald             Vice President/Assistant        Managing Director of Goldman, Sachs & Co.
                               Secretary
Hughes B. Lepic                Vice President                  Managing Director of Goldman Sachs International
Russell E. Makowsky            Assistant Secretary             Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                 Assistant Treasurer             Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor              Vice President                  Managing Director of Goldman Sachs International
Joseph P. DiSabato             Vice President                  Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla            Vice President                  Managing Director of Goldman, Sachs & Co.
Atul Kapur                     Vice President                  Managing Director of Goldman Sachs International
Ben I. Adler                   Vice President                  Managing Director of Goldman, Sachs & Co.
Melina E. Higgins              Vice President                  Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                Vice President                  Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale            Vice President                  Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss              Vice President                  Vice President of Goldman, Sachs & Co.
John E. Bowman                 Vice President                  Vice President of Goldman, Sachs & Co.
Raymond G. Matera              Vice President                  Vice President of Goldman, Sachs & Co.
Katherine B. Enquist           Vice President/Secretary        Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole             Assistant Secretary             Vice President of Goldman, Sachs & Co.
Matthew E. Tropp               Assistant Secretary             Vice President of Goldman, Sachs & Co.
Mary Nee                       Vice President                  Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi              Vice President                  Vice President of Goldman, Sachs & Co.
Ulrika Werdelin                Vice President                  Executive Director of Goldman Sachs International


                                SCHEDULE III

          On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

          In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

          On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers (the "NASD") and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

          On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii)
Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.